SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev (**)
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				35,505	0.0020	0.0011
ADR (*)	Preferred				1,714,382	0.1247	0.0547
Shares	Common				504,679	0.0287	0.0161
Shares	Preferred				3,062,301	0.2227	0.0978

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	07	220	84.64	18,664.80
Shares	Preferred	J.P. Morgan	Sell	10	2,300	83.78	192,694.00
Shares	Preferred	J.P. Morgan	Sell	10	100	83.80	8,380.00
			Total Sell		2,620	219,738.80

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				35,505	0.0020	0.0011
ADR (*)	Preferred				1,714,382	0.1247	0.0547
Shares	Common				504,679	0.0287	0.0161
Shares	Preferred				3,059,681	0.2226	0.0977

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders are receiving five Ambev S.A. common shares for each Companhia de Bebidas common or preferred share exchanged, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, are receiving five Ambev S.A. ADRs for each Company ADR exchanged. On October 30, 2013, CVM granted Ambev’s registration as a publicly-held company and its shares and ADRs will be traded, respectively, in the BM&FBOVESPA and in the NYSE as of November 11, 2013. The shares issued by the Companhia de Bebidas will no longer be traded on the traditional segment of BM&FBOVESPA after November 8, 2013.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev (**)
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,603,039,603	91.2115	51.1779
Shares	Preferred		640,901,610	46.6182	20.4611

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,603,039,603	91.2115	51.1779
Shares	Preferred		640,901,610	46.6182	20.4611

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders are receiving five Ambev S.A. common shares for each Companhia de Bebidas common or preferred share exchanged, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, are receiving five Ambev S.A. ADRs for each Company ADR exchanged. On October 30, 2013, CVM granted Ambev’s registration as a publicly-held company and its shares and ADRs will be traded, respectively, in the BM&FBOVESPA and in the NYSE as of November 11, 2013. The shares issued by the Companhia de Bebidas will no longer be traded on the traditional segment of BM&FBOVESPA after November 8, 2013.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev (**)
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders are receiving five Ambev S.A. common shares for each Companhia de Bebidas common or preferred share exchanged, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, are receiving five Ambev S.A. ADRs for each Company ADR exchanged. On October 30, 2013, CVM granted Ambev’s registration as a publicly-held company and its shares and ADRs will be traded, respectively, in the BM&FBOVESPA and in the NYSE as of November 11, 2013. The shares issued by the Companhia de Bebidas will no longer be traded on the traditional segment of BM&FBOVESPA after November 8, 2013.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer